                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ---------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)

                                AMREP Corporation
                     ------------------------------------
                                (Name of Issuer)

                                 Common Stock
                        ------------------------------
                        (Title of Class of Securities)

                                   032159105
                               ----------------
                                (CUSIP Number)

                               Nick G. Karabots
                                 P. O. Box 736
                          Fort Washington, PA  19034
                                (215) 643-5800
      ------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 25, 1995
                   ----------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 032159105                                      Page 2 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Nick G. Karabots  ###-##-####
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF, PF, OO, BK

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [  ]
-----------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

-------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,768,093

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,768,093

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,768,093

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [  ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      37.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 032159105                                      Page 3 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Glendi Publications, Inc.  59-2235938
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF, WC, OO, BK

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [  ]
-----------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

-------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,471,180

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,471,180

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,471,180

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [  ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

  CUSIP No. 032159105                                   Page 4 of 8 pages

       This Amendment No. 9 to Schedule 13D ("Amendment No. 9") amends and supplements the prior statement on Schedule 13D (the "Statement") as filed by Mr. Karabots on Amendment No. 8 to Schedule 13D dated January 12, 1995, Amendment No. 7 to Schedule 13D dated January 5, 1995, Amendment No. 6 to
Schedule 13D dated September 15, 1994, Amendment No. 5 to Schedule 13D dated June 2, 1994, Amendment No. 4 to Schedule 13D dated March 1, 1994 and Amendment No. 3 to Schedule 13D dated January 31, 1994, which Amendment No. 3 to Schedule 13D amended and restated the entire text of the statement on Schedule 13D dated August 4, 1993, as amended by Amendment No. 1 dated December 22, 1993 and Amendment No. 2 dated January 21, 1994, all of which relate to the Common Stock, $.10 par value, of AMREP Corporation, an Oklahoma corporation. In the event that any disclosure contained in this Amendment No. 9 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 9.


ITEM 1.  SECURITY AND ISSUER

     Item 1 of the Statement is hereby amended and restated in its entirety as follows:

     This Statement relates to the Common Stock, par value $.10 per share (the "Common Stock"), of AMREP Corporation, an Oklahoma corporation (the "Corporation"). The Corporation's principal executive offices are located at 641 Lexington Avenue, New York, NY 10022.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Statement is hereby amended by adding one new paragraph following the last paragraph of Item 3 as follows:

     Mr. Karabots acquired beneficial ownership of an aggregate of 85,500 shares of Common Stock of the Corporation through open market purchases made by Glendi on February 13 and 15, March 6, April 19, July 6, and September 25, 1995, for an aggregate purchase price of $599,625. Glendi made these purchases using general corporate funds and working capital funds of a corporate affiliate, Periodical Graphics, Inc. ("PGI"). Mr. Karabots is the sole shareholder of PGI.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Statement is hereby amended by deleting paragraphs (a), (b) and (c) thereof and substituting therefor the following:

     (a) Mr. Karabots beneficially owns all of the 2,768,093 shares of the Common Stock reported on this Statement, which shares represent approximately 37.4% of the

  CUSIP No. 032159105                                   Page 5 of 8 pages

outstanding shares of the Common Stock./1/ Mr. Karabots owns 751,913 of such shares of the Common Stock directly, he owns 1,471,180 of such shares indirectly through Glendi, and he owns the remaining 545,000 of such shares indirectly through other corporations of which he is the sole shareholder, sole director and chief executive officer, none of which other corporations individually owns five percent or more of the outstanding shares of the Common Stock.

     (b) Mr. Karabots has sole voting and sole dispositive power as to all of the 2,768,093 shares of the Common Stock reported on this Statement. Glendi also has sole voting and sole dispositive power as to 1,471,180 of such shares.

     (c) Glendi has purchased 85,500 shares of the Common Stock on the open market since January 12, 1995 as set forth on Annex I hereto.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     Item 6 of the Statement is hereby amended by adding one new paragraph following the last paragraph of Item 6 as follows:

     The last paragraph of Item 3 is incorporated herein by reference.


-----------------
/1/ The percentage of outstanding shares of the Common Stock was calculated with reference to the shares outstanding as of September 13, 1995, as reported in the Corporation's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 1995.

  CUSIP No. 032159105                                   Page 6 of 8 pages

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    October 2, 1995                         /s/ Nick G. Karabots
 -------------------------                  ------------------------------------
     Date                                    Nick G. Karabots

  CUSIP No. 032159105                                   Page 7 of 8 pages

                                   SIGNATURE
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           GLENDI PUBLICATIONS, INC.


    October 2, 1995                        By:  /s/ Nick G. Karabots
 -------------------------                    ----------------------------------
     Date                                    Name: Nick G. Karabots
                                             Title:  Chairman

  CUSIP No. 032159105                                   Page 8 of 8 pages

                                    ANNEX I

              TRANSACTIONS IN THE COMMON STOCK OF THE CORPORATION
                             SINCE JANUARY 12, 1995





                                PERSON                    NUMBER      PRICE
                              EFFECTING     NATURE OF       OF         PER
DATE                         TRANSACTION   TRANSACTION    SHARES      SHARE
February 13, 1995               Glendi       Purchase        8,000     $6.625
February 15, 1995               Glendi       Purchase        5,000     $7.000
March 6, 1995                   Glendi       Purchase       21,500     $7.250
April 19, 1995                  Glendi       Purchase        5,000     $6.500
July 6, 1995                    Glendi       Purchase        6,000     $6.375
September 23, 1995              Glendi       Purchase       40,000     $7.125
==============================================================================
All of the purchases reflected in this Annex I were open market purchases.